[redacted]

15045733

SECURI ION

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 26 2015
WASH. D.C. 201

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51826

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Landaas & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 East Wisconsin Avenue, 20th Floor
(No. and Street)

Milwaukee	Wisconsin	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joy Schultz (414) 223-1099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause LLP
(Name – *if individual, state last, first, middle name*)

777 East Wisconsin Avenue, 32nd Floor	Milwaukee	Wisconsin	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian D. Kilb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Landaas & Company, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President and Chief Operating Officer

Title

Notary Public 2/27/2016

NOTARY PUBLIC JEAN C BALEY STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LANDAAS & COMPANY
Milwaukee, Wisconsin

FINANCIAL STATEMENTS
Including Report of Independent Registered Public Accounting Firm
As of and for the Year Ended December 31, 2014

BAKER TILLY

Candor. Insight. Results.

LANDAAS & COMPANY
Milwaukee, Wisconsin

FINANCIAL STATEMENTS
Including Report of Independent Registered Public Accounting Firm
As of and for the Year Ended December 31, 2014

LANDAAS & COMPANY

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Landaas & Company
Milwaukee, Wisconsin

We have audited the accompanying statement of financial condition of Landaas & Company as of December 31, 2014, and the related statements of income and retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of Landaas & Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Landaas & Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information beginning on page 10 has been subjected to audit procedures performed in conjunction with the audit of Landaas & Company's financial statements. The supplemental information is the responsibility of Landaas & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 2, 2015

LANDAAS & COMPANY

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2014

ASSETS

ASSETS	
Cash and cash equivalents	$ 724,493
Deposit with clearing broker/dealer	50,000
Trading securities	14,388
Accounts receivable	1,616
Commissions receivable	3,138
Furniture and equipment, net	97,503
Prepaid expenses	101,402
Restricted cash	50,000
TOTAL ASSETS	$ 1,042,540

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 51,859
Accrued compensation and benefits	467,049
Deferred rent payable	52,977
Total Liabilities	571,885
STOCKHOLDER'S EQUITY	
Capital stock, $1 par value, 56,000 shares authorized, 1,000 shares issued and outstanding	1,000
Retained earnings	469,655
Total Stockholder's Equity	470,655
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,042,540

See accompanying notes to financial statements.

LANDAAS & COMPANY

STATEMENTS OF INCOME AND RETAINED EARNINGS
For the Year Ended December 31, 2014

REVENUES	
Commissions	$ 7,501,945
Advisory fees	4,798,995
Interest & Dividend income	539
Total Revenue	12,301,479
EXPENSES	
Employee compensation and benefits	8,719,917
Occupancy and rentals	443,194
Professional fees	53,376
Information systems	278,889
Advertising and promotion	24,494
Office supplies and expenses	70,611
Depreciation	57,699
Other expenses	162,062
Total Expenses	9,810,242
NET INCOME	2,491,237
RETAINED EARNINGS - Beginning of Year	413,418
Distributions	(2,435,000)
RETAINED EARNINGS - END OF YEAR	$ 469,655

See accompanying notes to financial statements.

LANDAAS & COMPANY

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 2,491,237
Adjustments to reconcile net income to net cash flows from operating activities	
Depreciation	57,699
Changes in assets and liabilities	
Accounts receivable	736
Commissions receivable	(454)
Prepaid expenses	(37,926)
Accounts payable and accrued expenses	(10,889)
Accrued compensation and benefits	66,911
Restricted cash	(50,000)
Unrealized gain on trading securities	(2,448)
Deferred rent payable	52,977
Net Cash Flows Provided from Operating Activities	2,567,843
CASH FLOWS USED IN INVESTING ACTIVITIES	
Purchases of furniture and equipment	(23,561)
Net Cash Flows used in Investing Activities	(23,561)
CASH FLOWS USED IN FINANCING ACTIVITIES	
Distributions	(2,435,000)
Net Cash Flows used in Financing Activities	(2,435,000)
Net Change in Cash and Cash Equivalents	109,282
CASH AND CASH EQUIVALENTS - Beginning of Year	615,211
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 724,493
Supplemental cash flows disclosures	
Interest payments on customer balances	$ 2,071

See accompanying notes to financial statements.

NOTE 1 - Organization and Nature of Operations

Landaas & Company (the "Company") was incorporated under the laws of the State of Wisconsin on July 20, 1989. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company's business activities include securities brokerage, investment advisory, and asset management services.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 (the "1934 Act") and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as customarily kept by a clearing broker/dealer.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions. The Company has also reclassified certain amounts reported in prior period financial statements to conform to the current period presentation.

Revenue Recognition

Commissions and related clearing expenses are recorded on a settlement-date basis, which approximates the trade-date basis. Investment advisory fees are generally computed as a percentage of assets under management and recognized as earned. Fees for providing investment advisory services are computed and billed in accordance with the provisions of the applicable investment management agreements.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less. The Company maintains cash balances at an FDIC insured commercial bank that may, at times, exceed federally insured limits.

Trading Securities

Trading securities are recorded on the trade date and reported at fair value as determined by market quotes and any unrealized gains or losses are recognized as other expenses in the Statement of Income and Retained Earnings.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated by straight-line and accelerated methods over the estimated useful life of the asset, which generally ranges from three to ten years.

Restricted Cash

Restricted cash represents cash that is restricted by management as available for transfer to the Company's clearing broker/dealer.

Income Taxes

The shareholder of the Company has elected to treat the Company as an S corporation under the Subchapter S provisions of the Internal Revenue Code. Under such provisions, the Company is generally not subject to federal or state income taxes. The tax basis income or loss of the Company is reported on the personal income tax returns of its shareholder.

Certain state or local jurisdictions do subject the Company to entity-level taxes; therefore, the related state and local taxes are recognized as other expenses in the Statement of Income and Retained Earnings.

As of December 31, 2014, the Company had no uncertain tax positions. The Company recognizes any interest and penalties as other expense in the Statement of Income and Retained Earnings. The Company files U.S. Federal and Wisconsin income tax returns. The Company's U.S. Federal income tax returns for the years ended December 31, 2010 and prior and Wisconsin income tax returns for the years ended December 31, 2009 and prior, are no longer subject to examination by tax authorities.

Subsequent Events

On January 12, 2015, the Company paid a cash distribution of $370,000 to its shareholder. The Company has evaluated the impact of all subsequent events through February 2, 2015, the date the Company's financial statements were available to be issued, and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

NOTE 3 - Fair Value of Financial Instruments

The Company applies guidance related to fair value measurements which establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and establishes a framework for measuring fair value.

NOTE 3 - Fair Value of Financial Instruments (cont.)

The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company is able to classify fair value balances based on the observability of those inputs. The guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Fair value is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as listed equities.

Level 2 - Fair value is based upon quoted prices for similar, but not identical, assets and liabilities in active markets, and other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. This also includes quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data.

Level 3 - Fair value is based upon financial models using primarily unobservable inputs. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

	December 31, 2014			
	Total	Level 1	Level 2	Level 3
Trading Securities	$ 14,388	$ 14,388	$ -	$ -

The Company holds an investment in the capital stock of NASDAQ OMX Group, Inc. which is classified as a trading security. The stock of NASDAQ OMX Group, Inc. is publicly traded on the New York Stock Exchange and is considered a Level 1 measurement.

NOTE 4 - Deposit with Clearing Broker/Dealer

The Company is dependent on its clearing broker/dealer, Pershing LLC ("Pershing"), a wholly owned subsidiary of the Bank of New York, for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3.

Pershing requires that the Company maintain a minimum deposit of $100,000. Of this amount, $50,000 was held by Pershing at December 31, 2014. The remaining $50,000 has been restricted by management.

NOTE 5 - Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2014:

Furniture and fixtures	$ 492,764
Office equipment	312,463
Total	805,227
Less: Accumulated depreciation	(707,724)
Net	$ 97,503

Depreciation expense amounted to $57,699 in 2014.

NOTE 6 - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the 1934 Act. As a member firm of FINRA, the Company is subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. FINRA may also prohibit a member firm from withdrawing equity capital or paying cash distributions if the resulting net capital ratio would exceed 10 to 1 or be less than 120% of the minimum capital required.

At December 31, 2014, the Company had net capital of $216,631, which was $166,631 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 2.64 to 1 at December 31, 2014.

The Company is also subject to minimum capital requirements by certain state regulatory agencies and was in compliance with these requirements at December 31, 2014.

NOTE 7 - Off-Balance-Sheet Risk

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for the execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers or the clearing broker/dealer may be unable to fulfill their contractual commitments wherein the Company may incur losses in order to satisfy the obligations to its customers or the clearing broker/dealer. The Company seeks to minimize this risk through procedures designed to monitor (i) the creditworthiness of its customers and the clearing broker/dealer and (ii) that customer transactions are executed properly by the clearing broker/dealer. The Company incurred no losses in 2014 due to the inability of either customers or the clearing broker/dealer to fulfill contractual commitments.

NOTE 8 - Commitments and Contingencies

Lease Commitments
The Company has lease commitments for office space and equipment, which are accounted for as operating leases. Certain lease agreements provide for scheduled rent increases over the lease term. The Company records rent expense for operating leases with scheduled rent increases or rent abatements on a straight-line basis over the term of the respective agreement. Any differences between rent expense and cash paid is recorded as deferred rent payable.

Future minimum lease payments as of December 31, 2014 are as follows:

Years ending December 31:	
2015	$ 203,880
2016	205,403
2017	197,508
2018	235,625
2019	79,273
Thereafter	-
	$ 921,689

The total rental expense for office space, including real estate taxes and maintenance costs incurred, was $381,337 for 2014.

Contingent Liabilities

In the normal course of business, the Company has entered into agreements that include indemnification provisions. The Company has also agreed to indemnify its directors, officers, employees, and agents in certain situations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against us that have not yet occurred. However, the Company believes the risk of loss related to these agreements is remote.

NOTE 9 - Employee Benefit Plan

The Company has a defined contribution 401(k) savings plan (the "Plan") covering substantially all employees, under which it provides a discretionary matching contribution on employees' contributions subject to certain limitations. The Company's contributions to the Plan were $113,198 in 2014.

SUPPLEMENTAL INFORMATION

LANDAAS & COMPANY

SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2014

AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 51,859
Accrued compensation and benefits	467,049
Deferred rent payable	52,977
Total Aggregate Indebtedness	571,885
Minimum required net capital (based on aggregate indebtedness)	38,126
NET CAPITAL	
Stockholder's equity	470,655
Deductions:	
Cash	112
Furniture and equipment, net	97,503
Prepaid expenses and other assets	101,402
Account receivable	2,849
Restricted cash	50,000
Total Deductions	251,866
Tentative net capital	218,789
The NASDAQ OMX Group, Inc., at fair value	14,388
Less haircut at 15%	2,158
Net capital	216,631
Net capital requirement (Minimum)	50,000
Capital in excess of minimum requirement	$ 166,631
Ratio of aggregate indebtedness to net capital	2.64 to 1

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2014

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Landaas & Company is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Landaas & Company is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

an independent member of
BAKER TILLY
INTERNATIONAL